May 25, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Covad Communications Group, Inc.
Registration Statement on Form S-3
Filed October 11, 2005
File No. 333-128933
Ladies and Gentlemen:
     Covad Communications Group, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-128933 (the “Form S-3 Registration Statement”), relating to its common stock, par value $0.001 per share (“Common Stock”), preferred stock, par value $0.001 per share, debt securities and warrants (collectively, the “Securities”), pursuant to Rule 477 under the Securities Act of 1933, as amended. In view of its (i) sale of shares of Common Stock and that certain 12% Senior Secured Convertible Note Due 2011 to EarthLink, Inc. announced by the Company on March 16, 2006, and (ii) $50 million senior secured revolving credit facility announced by the Company on April 13, 2006, the Company has elected not to proceed with an offering of the type for which the Form S-3 Registration Statement was filed. No offers or sales of the Securities have been or will be made pursuant to the Form S-3 Registration Statement.
     Accordingly, we request an order granting the withdrawal of the Form S-3 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.
     Should the Staff have any comments or questions regarding the foregoing, please contact David A. Bell of Fenwick & West LLP at (650) 335-7130. Please provide a copy of the order granting the withdrawal of the Form S-3 Registration Statement to Mr. Bell.

Very truly yours, COVAD COMMUNICATIONS GROUP, INC.
By:	/s/ Charles E. Hoffman
Charles E. Hoffman, Chief Executive Officer